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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Huntsman Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

447011 10 7
(CUSIP Number)

Samuel D. Scruggs, 500 Huntsman Way, Salt Lake City, Utah 84108, (801) 584-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMP Equity Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Utah

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 39,242,250
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 26,686,707

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,242,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 61,047,150
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 48,491,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,047,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 25.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter R. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 2,602,753
Beneficially
Owned by Each		8.	Shared Voting Power 14,530,244
Reporting
Person With		9.	Sole Dispositive Power 2,602,753

		10.	Shared Dispositive Power 1,974,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,132,997

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 35,835,982
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 10,932,976

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,835,982

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 15.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 26,904,788
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 2,001,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,904,788

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 29,874,894
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 4,971,888

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,874,894

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 39,242,250
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 14,339,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,242,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David J. Matlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 39,242,250
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 14,339,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,242,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher R. Pechock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 1,783,701
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,783,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 39,242,250
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 14,339,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,242,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 39,242,250
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 14,339,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,242,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 39,242,250
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 14,339,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,242,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 39,242,250
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 14,339,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,242,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.5%

14.	Type of Reporting Person (See Instructions) HC

 EXPLANATORY NOTE

        This Statement on Schedule 13D, as amended as of the date hereof (this "Statement"), is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) HMP Equity Trust, a Delaware statutory trust ("HMP Trust"), (ii) Huntsman Family Holdings Company LLC, a Utah limited liability company ("Huntsman Family Holdings"), (iii) Jon M. Huntsman ("J. Huntsman"), (iv) Peter R. Huntsman ("P. Huntsman"), (v) David J. Matlin ("Matlin"), (vi) Christopher R. Pechock ("Pechock"), (vii) MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership ("Matlin Partners (Delaware)"), (viii) MatlinPatterson Global Opportunities Partners B, L.P., a Delaware limited partnership (the "Opt-Out Fund"), (ix) MatlinPatterson Global Opportunities Partners (Bermuda) L.P., an exempt limited partnership organized under the laws of Bermuda ("Matlin Partners (Bermuda)" and together with Matlin Partners (Delaware) and Opt-Out Fund, the "Matlin Partnerships"), (x) MatlinPatterson Global Advisers LLC, a Delaware limited liability company, by virtue of its investment authority over securities held by the Matlin Partnerships ("Matlin Advisers"), (xi) MatlinPatterson Global Partners LLC, a Delaware limited liability company, as general partner of the Matlin Partnerships ("Matlin Global Partners"), (xii) MatlinPatterson Asset Management LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers ("Matlin Asset Management"), (xiv) MatlinPatterson LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management ("MatlinPatterson") and (xv) Mark R. Patterson and Matlin, each as a holder of 50% of the membership interests in MatlinPatterson. Matlin, Pechock, the Matlin Partnerships, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Mark R. Patterson are collectively referred to as the "Matlin Parties." The foregoing entities and persons are collectively referred to as the "Reporting Persons." The administrative trustees of HMP Trust consist of J. Huntsman, P. Huntsman, Matlin and Pechock. All of the outstanding beneficial interests in HMP Trust are owned by Huntsman Family Holdings and the Matlin Partnerships.

        Except as amended and supplemented hereby, the original Schedule 13D filed by the Reporting Persons on February 22, 2005, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 9, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on July 13, 2007, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on August 6, 2007, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons on August 29, 2008, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons on September 8, 2008 and as amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons on October 28, 2008 (collectively, the "Original Schedule 13D") remains in full force and effect and should be read together with this Statement. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D.

        On September 16, 2009, the administrative trustees of HMP Trust took action in response to a request by the Matlin Partnerships pursuant to Section 5.3(a) of the Trust Agreement (as defined in Item 4 below) to distribute from HMP Trust shares of common stock (the "Common Stock" or "Shares"), par value $0.01 per share, of Huntsman Corporation, a Delaware corporation (the "Company"), to the Matlin Partnerships, as the holders of the Class A Trust Interests, and to Huntsman Family Holdings, as the holders of the Class B Trust Interests (the "Trust Distribution"). The Trust Distribution did not include 1,783,701 Shares remaining in the Trust and representing the remainder of the Escrowed Corporation Interest (as such term is defined in the Trust Agreement). In the Trust Distribution, a total of 19,870,000 Shares were distributed to the Matlin Partnerships, and a total of 24,903,006 Shares were distributed to Huntsman Family Holdings. In connection with the Trust Distribution and in accordance with Section 5.3(a) of the Trust Agreement, Huntsman Family Holdings,

the Matlin Partnerships and the Company each entered into the voting agreement and irrevocable proxy in the form attached as Exhibit C to the Trust Agreement (the "Distribution Voting Agreement"), and each of the Matlin Partnerships executed in favor of J. Huntsman and P. Huntsman, the designees of Huntsman Family Holdings, an irrevocable proxy in the form attached as Schedule A to the Distribution Voting Agreement (the "MP Proxies").

        In advance of the Trust Distribution, on August 12, 2009, HMP Trust transferred 15,318 Shares of Common Stock to Huntsman Family Holdings to accommodate a charitable contribution of such Shares on behalf of Jon M. Huntsman, Jr., one of its members, to the Huntsman Cancer Foundation (the "Cancer Contribution").

        On September 2, 2009, Huntsman Financial Corporation, an entity of which J. Huntsman is the sole shareholder, sold 636,700 Shares into the open market and Huntsman Family Holdings sold 663,300 Shares into the open market. In addition, on September 3, 2009, Huntsman Family Holdings sold an additional 600,000 Shares into the open market. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended, and are referred to in this Statement as the "Huntsman Sales."

        On September 18, 2009 and September 21, 2009, the Matlin Partnerships sold an aggregate of 3,314,457 and 4,000,000 Shares, respectively, into the open market. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended, and are referred to in this Statement as the "Matlin Sales."

        This Statement is being filed on behalf of the Reporting Persons to report the Trust Distribution, the execution of the Distribution Voting Agreement and the MP Proxies, the Cancer Contribution, the Huntsman Sales and the Matlin Sales. In order to make this Schedule 13D easier to understand, the amendments effected by this Statement also remove certain disclosure added by previous amendments that is no longer material to this Schedule 13D, including disclosure relating to the Basell Merger Agreement and related documents, the Hexion Merger Agreement and other documents related to the Hexion Acquisition, the charitable donation of 23,762,000 Shares by J. Huntsman in June of 2007, the Underwritten Sale of 56,979,062 Shares by the Matlin Partnerships completed in August of 2007, and transactions relating to the contingent value rights and proposed backstop payments that were once proposed in connection with the Hexion Acquisition (such capitalized terms having the meanings given to them in prior amendments to this Schedule 13D).

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is deleted in its entirety and restated as follows:

        On February 10, 2005, the Company, Huntsman Holdings, Huntsman Holdings Preferred Member, LLC ("HHPM"), and two wholly owned subsidiaries of the Company entered into merger agreements pursuant to which the Company agreed to acquire Huntsman Holdings and HHPM (the "Reorganization Transactions"). Pursuant to the Reorganization Transactions, on February 16, 2005, subsidiaries of the Company merged into HHPM and Huntsman Holdings and, in connection therewith, the Company issued Shares in exchange for the limited liability company interests in Huntsman Holdings and HHPM, including those owned by Huntsman Family Holdings, P. Huntsman and the Matlin Partnerships. As part of the Reorganization Transactions, Huntsman Family Holdings and the Matlin Partnerships caused to be delivered to HMP Trust the Shares they were to receive in the mergers. No other consideration was paid or given by Huntsman Family Holdings or the Matlin Partnerships in connection with the Reorganization Transactions.

        No consideration was paid or given by the Matlin Partnerships or Huntsman Family Holdings in connection with the Trust Distribution, and no consideration was paid or given in connection with the Cancer Contribution.

        The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.    Purpose of Transaction.

Item 4 is deleted in its entirety and restated as follows:

        Before the Reorganization Transactions were effectuated, in order to reorganize the structure of the Company and its affiliates in a manner that would facilitate the initial public offering of Shares, on February 10, 2005, Huntsman Family Holdings and the Matlin Partnerships, as holders of beneficial interests in HMP Trust, and J. Huntsman, P. Huntsman, Matlin and Pechock, as administrative trustees of HMP Trust (the "Administrative Trustees"), and Deutsche Bank Trust Company Delaware, as Delaware trustee of HMP Trust, entered into the HMP Equity Trust Amended and Restated Trust Agreement (the "Trust Agreement"). Pursuant to the terms of the Trust Agreement, each of Huntsman Family Holdings and the Matlin Partnerships caused to be delivered to HMP Trust all of the Shares that they were entitled to receive pursuant to the Reorganization Transactions.

        The Trust Agreement provides that the two trustees of HMP Trust designated by Huntsman Family Holdings (the "HFH Designees") shall have the power to exercise all of the voting rights related to the Shares held directly or indirectly by HMP Trust in accordance with their sole discretion except that, unless the Administrative Trustees (at least one of whom must be a HFH Designee and one of whom must be one of the two trustees of HMP Trust designated by the Matlin Partnerships (the "MP Designees")) shall approve otherwise, all of such Shares shall be voted as follows:

          (i)  so as to cause:

          (A)  the certificate of incorporation or bylaws of the Company to provide for its Board of Directors (the "Corporate Board") to be divided into three classes of approximately equal size, with staggered, three-year terms: the first class consisting of directors ("Class I") whose terms will expire at the first annual meeting of the stockholders of the Company following the effectiveness of the Amended and Restated Certificate of Incorporation of the Company adopted in connection with the Company's initial public offering ("IPO"), the second class consisting of directors ("Class II") whose terms will expire at the second annual meeting of stockholders of the Company following such effectiveness and the third class consisting of directors ("Class III") whose terms will expire at the third annual meeting of stockholders of the Company following such effectiveness;

          (B)  the certificate of incorporation or bylaws of the Company to provide that upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders of the Company in the year in which their term expires;

          (C)  the Corporate Board to consist, immediately after the consummation of the IPO, of five members, with Class I consisting of two directors, Class II consisting of two directors and Class III consisting of one director; and

          (D)  the certificate of incorporation or bylaws of the Company to provide that any additional directorships resulting from an increase in the number of directors, and any reduction in the number of directors resulting from a decrease in the size of the Corporate Board (other than temporary vacancies) will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the members of the Corporate Board;

         (ii)  in any such stockholders meeting at which, or with respect to any such consent pursuant to which, directors are to be elected or appointed:

          (A)  until the second anniversary of the consummation of the IPO, so as to have the Board of Directors consist of, and only of, the following persons, subject to their consent to so serve: Alvin

  V. Shoemaker, Nolan D. Archibald, Marsha J. Evans, H. William Lichtenberger, Wayne A. Reaud and Richard Michaelson (the "Initial Directors"), the Adviser Directors (as defined below), the Huntsman Directors (as defined below) and/or other persons approved for nomination by the Company's nominating or governance committee or by an affirmative vote of at least two of the Administrative Trustees, at least one of whom must be an HFH Designee and one of whom must be an MP Designee;

          (B)  so as to nominate and elect two persons designated by the MP Designees (the "Adviser Directors"), one of which shall be a director in Class I and one of which shall be a director in Class II, and, in the event any of such persons does not serve, or ceases to serve, as a director of the Company, such other persons designated by the MP Designees in place of such person;

        (iii)  With respect to the removal of directors of the Company, the Administrative Trustees shall vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust as directed by the MP Designees with respect to any proposed removal of any Adviser Director, and as directed by the HFH Designees with respect to any proposed removal of any other director. Notwithstanding the previous sentence, however, until the second anniversary of the consummation of the IPO, the Administrative Trustees shall not vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust to remove any of the Initial Directors unless such removal shall have received the approval of at least one of the Adviser Directors or is approved by an affirmative vote by at least two of the Administrative Trustees (at least one of whom must be an HFH Designee and one of whom must be an MP Designee);

        (iv)  Unless such action shall have received the approval of at least one of the Adviser Directors, in no event shall the Administrative Trustees vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust to any of the following ("Special Actions"); provided that nothing in this provision shall be construed to require any vote of the stockholders of the Company or prohibit any director of the Company from voting as a director of the Company on any such matter in any manner he or she deems appropriate:

            (1)   entering into any transaction, agreements or arrangements between the Company or any of its subsidiaries, on the one hand, and any holder of beneficial interests in HMP Trust or any affiliate of any such holder (other than a subsidiary of the Company), on the other hand, and other than transactions in the ordinary course of business with respect to officers and directors (e.g., employee expense reimbursement, indemnification agreement, employee benefits, director or employee compensation, housing relocations, and similar transactions),

            (2)   amending or supplementing the Company's certificate of incorporation, repealing, adopting or modifying bylaws or modifying the size of the Corporate Board,

            (3)   filing by the Company of any petition for bankruptcy or consent to the entry of an order for relief in an involuntary bankruptcy case or make any assignment for the benefit of creditors,

            (4)   selling all or substantially all assets or stock of the Company, or merging, consolidating or combining the Company with any other entity (other than a subsidiary) or approving the sale of all or substantially all assets or stock of the Company, or the merger, consolidation or combination of the Company with any other entity (other than a subsidiary),

            (5)   issuing any new equity securities of the Company (or securities convertible into equity securities of the Company) other than with respect to director and employee compensation, or

            (6)   adopting a shareholder rights plan or any agreement or plan of the type commonly called a "poison pill" or any similar plan or agreement; and

         (v)  With respect to all matters other than those described in clauses (i) through (iv) above, the HFH Designees may vote (or cause to be voted or consented) the Shares held directly or indirectly by HMP Trust as they shall direct in their sole discretion.

        "Huntsman Directors" means J. Huntsman and P. Huntsman, and in the event that any of such persons does not serve, or ceases to serve, as a director of the Company, such other persons designated by the HFH Designees in place of such person.

        On September 16, 2009, the Administrative Trustees took action in response to a request by the Matlin Partnerships pursuant to Section 5.3(a) of the Trust Agreement to distribute from HMP Trust Shares to the Matlin Partnerships, as the holders of the Class A Trust Interests, and to Huntsman Family Holdings, as the holders of the Class B Trust Interests. The Trust Distribution did not include 1,783,701 Shares remaining in the Trust and representing the remainder of the Escrowed Corporation Interest (as such term is defined in the Trust Agreement). In the Trust Distribution, a total of 19,870,000 Shares were distributed to the Matlin Partnerships, and a total of 24,903,006 Shares were distributed to Huntsman Family Holdings. In connection with the Trust Distribution and in accordance with Section 5.3(a) of the Trust Agreement, Huntsman Family Holdings, the Matlin Partnerships and the Company each entered into the Distribution Voting Agreement in the form attached as Exhibit C to the Trust Agreement, and each of the Matlin Partnerships executed in favor of J. Huntsman and P. Huntsman, the designees of Huntsman Family Holdings, the MP Proxies in the form attached as Schedule A to the Distribution Voting Agreement. The Trust Agreement, including the form of Distribution Voting Agreement and the form of MP Proxies, is attached as Exhibit 2 to this Statement.

        The Distribution Voting Agreement gives Huntsman Family Holdings the right to vote all Shares beneficially owned by any of the Matlin Partnerships or their affiliates (the "MP Shares") in accordance with Huntsman Family Holdings' discretion, except all MP Shares and all Shares beneficially owned by Huntsman Family Holdings (the "HF Shares") must be voted in substantially the same manner as specified in clauses (ii) through (iv) of the second paragraph of this Item 4. Under the Distribution Voting Agreement, the Matlin Partnerships appoint Huntsman Family Holdings and its designees as proxies to vote all MP Shares in a manner consistent with such voting provisions. Under the MP Proxies, each of J. Huntsman and P. Huntsman is specifically appointed as proxies to cast all votes entitled to be cast by any of the Matlin Partnerships with respect to the Shares owned or held by them in accordance with the Distribution Voting Agreement. The Distribution Voting Agreement further provides that, upon the failure of Huntsman Family Holdings to vote the MP Shares in accordance with the Distribution Voting Agreement, the Matlin Partnerships are granted an irrevocable proxy to vote the MP Shares and the HF Shares in accordance with the terms of the Distribution Voting Agreement. Under the terms of the Distribution Voting Agreement, if at any time the number of MP Shares represent less than 5% of the then total outstanding Shares, then all of the rights of the Matlin Partnerships to designate directors of the Company or that limit the ability of Huntsman Family Holdings to approve, or the manner in which Huntsman Family Holdings approves, any transaction or to vote the MP Shares or the HF Shares will terminate.

        The Distribution Voting Agreement also provides that, until the termination of the Distribution Voting Agreement, neither the Matlin Partnerships nor Huntsman Family Holdings may, without the prior written consent of the other, transfer any of the MP Shares or the HF Shares, respectively. However, such transfer restrictions do not apply in certain specified circumstances, including with respect to a bona fide transfer for value to a third party who is not an affiliate or pursuant to gift or donation to a charitable or educational organization, in which case such third party will receive the transferred Shares free and clear of any obligations under the Distribution Voting Agreement or the proxies granted therein.

        As a result of the provisions of the Trust Agreement and the Distribution Voting Agreement, the Reporting Persons will have the ability to vote the Shares subject to the Distribution Voting Agreement and the Shares held by HMP Trust in connection with any matters submitted to the Company's stockholders for approval.

        On August 12, 2009, HMP Trust transferred 15,318 Shares of Common Stock to Huntsman Family Holdings to accommodate a charitable contribution of such Shares on behalf of Jon M. Huntsman, Jr., one of its members, to the Huntsman Cancer Foundation (the "Cancer Contribution").

        On September 2, 2009, Huntsman Financial Corporation, an entity of which J. Huntsman is the sole shareholder, sold 636,700 Shares into the open market at prices per share ranging from $7.68 to $8.00, and at a weighted average price per share of $7.78. On the same date, Huntsman Family Holdings sold 663,300 Shares into the open market at prices per share ranging from $7.68 to $8.00, and at a weighted average price per share of $7.78. In addition, on September 3, 2009, Huntsman Family Holdings sold an additional 600,000 Shares into the open market at prices per share ranging from $7.81 to $7.93, and at a weighted average price per share of $7.86. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended, and are referred to in this Statement as the "Huntsman Sales." The Shares sold by Huntsman Family Holdings in the Huntsman Sales were distributed to Huntsman Family Holdings by HMP Trust in connection with such sales.

        On September 18, 2009, each of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt Out Fund sold 2,415,258, 841,629, and 57,570 Shares, respectively, into the open market at prices per ranging from $9.40 to $9.84, and at a weighted average price per share of $9.6427. On September 21, 2009, each of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt Out Fund sold 2,914,816, 1,015,707, and 69,477 Shares, respectively, into the open market at prices per ranging from $9.2700 to $9.5500, and at a weighted average price per share of $9.3869. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended, and are referred to in this Statement as the "Matlin Sales." The Shares sold by the Matlin Partnerships in the Matlin Sales were distributed to the Matlin Partnerships by HMP Trust in connection with Trust Distribution.

        Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement, has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, each of the Matlin Parties currently intends to sell all the Shares it received in the Trust Distribution at prices it deems attractive from time to time, taking into consideration a variety of factors, including, but not limit to, the following: the Company's business and prospects, developments in the chemical industry, general economic conditions and stock market conditions. The Matlin Parties have no set deadline for completing such sales and they may suspend selling in any period in which they cannot sell at prices they deem attractive under the circumstances.

        The foregoing discussion is qualified in its entirety by reference to the Trust Agreement and the Distribution Voting Agreement, the terms of each of which are incorporated by reference to Exhibit 2 hereto.

        The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 5.    Interests in Securities of the Issuer.

Item 5 is deleted in its entirety and restated as follows:

        (a)   Following the Trust Distribution, HMP Trust is the direct owner of 1,783,701 Shares, less than 1% of the 237,308,742 Shares outstanding as of September 1, 2009. The 1,783,701 Shares represent the remainder of the Escrowed Corporation Interest (as such term is defined in the Trust Agreement). By virtue of the relationships described in Item 2 and Item 4 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of all of the Shares owned by HMP Trust.

        Following the Trust Distribution, the Huntsman Sales, the Cancer Contribution and the Matlin Sales, Huntsman Family Holdings directly holds 24,903,006 Shares (or approximately 10.5% of our outstanding Shares) and the Matlin Partnerships directly hold 12,555,543 Shares (or approximately 5.3% of our outstanding Shares). Of the Shares directly held by the Matlin Partnerships, 9,149,275 Shares (or approximately 3.9% of our outstanding Shares) are held by Matlin Partners (Delaware), 218,081 Shares (less than 1% of our outstanding Shares) are held by the Opt-Out Fund, and 3,188,187 Shares (or approximately 1.3% of our outstanding Shares) are held by Matlin Partners (Bermuda).

        J. Huntsman may be deemed to be the beneficial owner of the 24,903,006 Shares held by Huntsman Family Holdings, by virtue of owning a significant portion of the membership interests of Huntsman Family Holdings which ownership may enable J. Huntsman to influence the actions taken by Huntsman Family Holdings and the composition of the management of Huntsman Family Holdings. In addition, J. Huntsman may be deemed to be the beneficial owner of (i) 22,900 Shares held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) the 21,782,000 Shares which he contributed to The Jon and Karen Huntsman Foundation (the "Huntsman Foundation") on June 25, 2007, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any shares held by Huntsman Family Holdings, the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation.

        P. Huntsman is the beneficial owner of an additional (i) 1,463,328 Shares, which includes 527,474 shares of restricted Common Stock and (ii) 1,139,425 shares of Common Stock subject to stock options exercisable within 60 days. Furthermore, P. Huntsman may be deemed to be the beneficial owner of an additional 191,000 Shares held by his spouse as a custodian under the Uniform Gifts to Minors Act for the benefit of their children. P. Huntsman expressly disclaims beneficial ownership of any Shares held by his spouse for the benefit of their children.

        Matlin Global Partners serves as General Partner of each of the Matlin Partnerships. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own the shares owned by the Matlin Partnerships. Matlin Advisers serves as investment advisor to the Matlin Partnerships. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by the Matlin Partnerships. Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by the Matlin Partnerships. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by the Matlin Partnerships. Mark R. Patterson and Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark R. Patterson and Matlin may be deemed to share voting and dispositive power over the shares owned by the Matlin Partnerships.

        Due to the voting provisions in the Distribution Voting Agreement (described in Item 4 of this Statement): (i) each of J. Huntsman, P. Huntsman and Huntsman Family Holdings may be deemed to beneficially own the 12,555,543 Shares held by the Matlin Partnerships and (ii) the Matlin Parties may be deemed to beneficially own the 24,903,006 Shares held by Huntsman Family Holdings. Huntsman Family Holdings, J. Huntsman and P. Huntsman each disclaim beneficial ownership of all of the Shares that are held or beneficially owned by any of the Matlin Parties, and each of the Matlin Parties disclaims beneficial ownership of all of the Shares that are held or beneficially owned by Huntsman

Family Holdings, J. Huntsman and P. Huntsman. The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Shares owned by, or held for the benefit of, other parties.

        (b)   HMP Trust, J. Huntsman, P. Huntsman, Matlin and Pechock share voting power with respect to the 1,783,701 Shares held by HMP Trust, which Shares represent less than 1% of the outstanding Shares as of September 1, 2009. By virtue of the relationships described in Item 2 and Item 4 of this Statement, Huntsman Family Holdings and the Matlin Partnerships may also be deemed to share voting power with respect to the Shares held by HMP Trust. In addition, during the time that such Shares remain in HMP Trust, all of the Reporting Persons may share dispositive power with respect to such Shares.

        Huntsman Family Holdings has shared voting and dispositive power with respect to the 24,903,006 Shares (approximately 10.5% of our outstanding Shares) held by it following the Trust Distribution. Matlin Partners (Delaware) has shared voting and dispositive power with respect to the 9,149,275 Shares (approximately 3.9% of our outstanding Shares) held by it following the Trust Distribution. The Opt-Out Fund has shared voting and dispositive power with respect to the 218,081 Shares (less than 1% of our outstanding Shares) held by it following the Trust Distribution. Matlin Partners (Bermuda) has shared voting and dispositive power with respect to the 3,188,187 Shares (approximately 1.3% of our outstanding Shares) held by it following the Trust Distribution.

        In addition to the shared voting power that J. Huntsman holds and the shared dispositive power that J. Huntsman may hold with respect to the 1,783,701 Shares held by HMP Trust, J. Huntsman may be deemed to have shared voting and dispositive power with respect to an additional (i) 24,903,006 Shares (approximately10.5% of our outstanding Shares) held by Huntsman Family Holdings, by virtue of owning a significant portion of the membership interests of Huntsman Family Holdings which ownership may enable J. Huntsman to influence the actions taken by Huntsman Family Holdings and the composition of the management of Huntsman Family Holdings, (ii) 22,900 Shares (less than 1% of our outstanding Shares) held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (iii) 21,782,000 Shares (9.2% of our outstanding Shares) which he contributed to the Huntsman Foundation on June 25, 2007, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any shares held by Huntsman Family Holdings, the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation. In addition to the shared voting power that P. Huntsman holds and the shared dispositive power that P. Huntsman may hold with respect to the 1,783,701 Shares held by HMP Trust, P. Huntsman has sole voting and dispositive power with respect to an additional (i) 1,463,328 Shares (less than 1% of our outstanding Shares), which includes 527,474 Shares of restricted Common Stock (less than 1% of our outstanding Shares) and (ii) 1,139,425 shares of Common Stock subject to stock options exercisable within 60 days (less than 1% of our outstanding Shares). P. Huntsman may also be deemed to have shared voting and dispositive power with respect to an additional 191,000 Shares (less than 1% of our outstanding Shares) held by his spouse as a custodian under the Uniform Gifts to Minors Act for the benefit of their children. P. Huntsman expressly disclaims beneficial ownership of any Shares held by his spouse for the benefit of their children.

        In addition to the foregoing, due to the voting provisions in the Distribution Voting Agreement (described in Item 4 of this Statement): (i) each of J. Huntsman, P. Huntsman and Huntsman Family Holdings may be deemed to have shared voting power with respect to the 12,555,543 Shares (approximately 5.3% of our outstanding Shares) held by the Matlin Partnerships and (ii) the Matlin Parties may be deemed to have shared voting power with respect to the 24,903,006 Shares (approximately10.5% of our outstanding Shares) held by Huntsman Family Holdings. Huntsman Family Holdings, J. Huntsman and P. Huntsman each disclaim beneficial ownership of all of the Shares that are held or beneficially owned by any of the Matlin Parties, and each of the Matlin Parties disclaims beneficial ownership of all of the Shares that are held or beneficially owned by Huntsman Family Holdings, J. Huntsman and P. Huntsman.

        (c)   Except for the Trust Distribution, the Huntsman Sales, the Matlin Sales and the Cancer Contribution, as described in Item 4 of this Statement, and the other transactions described herein, the Reporting Persons did not engage in any transactions with respect to the Shares within the last 60 days.

        (d)   Not applicable.

        (e)   As a result of the Trust Distribution, each of HMP Trust and Pechock ceased to be the beneficial owner of more than five percent of the issued and outstanding Common Stock. Accordingly, this Statement is an exit filing with respect to HMP Trust and Pechock.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is deleted in its entirety and restated as follows:

        See Response to Item 4.

        The Company, Huntsman Family Holdings, the Matlin Partnerships and other stockholders of the Company entered into a Registration Rights Agreement on February 10, 2005 pursuant to which the Company granted to Huntsman Family Holdings and the Matlin Partnerships demand and piggyback registration rights (including, without limitation, rights to demand shelf registration statements) for the Shares beneficially owned by them. Despite a registration demand, the Company may delay filing of the registration statement for up to 90 days if the Company's board of directors determines in good faith that the requested registration and offering would require disclosure of pending or contemplated matters or information, the disclosure of which would likely be detrimental to the Company or materially interfere with its or its subsidiaries' business or a pending or contemplated material transaction involving the Company or any of its subsidiaries, which period may be extended for up to an additional 90 days upon a subsequent determination by the board of directors in good faith that the conditions for deferral still exist. The agreement also provides that the Company will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of Shares that are registered pursuant to the registration rights agreement. The agreement contains customary registration procedures and indemnification and contribution provisions requiring indemnification or contribution by the Company for the benefit of the stockholders whose shares are registered and sold pursuant to the agreement. Each of the stockholders whose shares are registered and sold pursuant to the agreement has agreed to indemnify the Company solely with respect to information provided by such person for use in the prospectus related to the offering of Shares by such person, with such indemnification being limited to the proceeds of the offering received by such person. On July 31, 2007, the Company filed a Registration Statement on Form S-3 with respect to the resale of Shares from time to time by the Matlin Partnerships.

        In addition, in connection with the charitable donation by J. Huntsman of 23,762,000 shares of Common Stock to the Huntsman Foundation and Fidelity Charitable Gift Fund on June 25, 2007, the Company entered into two agreements with J. Huntsman and each of the donees requiring the Company to prepare and file with the Commission, within a designated time frame, a Registration Statement on Form S-3 to cover the potential resale of the donated Shares. On June 26, 2007, the Company filed a Registration Statement on Form S-3 with respect to the resale of the donated Shares by the donees.

Item 7.    Material to be Filed as Exhibits

Item 7 is deleted in its entirety and restated as follows:

Exhibit 1(*)	Joint Filing Agreement dated as of February 22, 2005 by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, Mark R. Patterson and MatlinPatterson Global Partners LLC (filed with the initial filing of this Statement on February 22, 2005).
Exhibit 2(*)
HMP Equity Trust Amended and Restated Trust Agreement, dated as of February 10, 2005, by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, Deutsche Bank Trust Company (solely as Delaware trustee), MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Advisers LLC (filed with the initial filing of this Statement on February 22, 2005).
Exhibit 3(*)
Registration Rights Agreement, dated as of February 10, 2005, by and among Huntsman Corporation, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., Consolidated Press (Finance) Limited and the other stockholders of Huntsman Corporation named therein (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Huntsman Corporation filed on February 16, 2005).
Exhibit 4(*)
Form of Restricted Stock Agreement between P. Huntsman and Huntsman Corporation, effective for grants prior to February 6, 2008 (incorporated by reference to Exhibit 10.21 to Amendment No. 4 to the Registration Statement on Form S-1 of Huntman Corporation (333-120749)) and Form of Restricted Stock Agreement between P. Huntsman and Huntsman Corporation, effective for grants on or after February 6, 2008 (incorporated by reference to Exhibit 10.37 to the annual report on Form 10-K of Huntsman Corporation filed on February 22, 2008).
Exhibit 24.1(*)	Power of Attorney for HMP Equity Trust (filed with Amendment No. 1 to this Statement on March 9, 2005).
Exhibit 24.2(*)	Power of Attorney for Huntsman Family Holdings Company LLC (filed with Amendment No. 1 to this Statement on March 9, 2005).
Exhibit 24.3(*)	Power of Attorney for Jon M. Huntsman (filed with Amendment No. 1 to this Statement on March 9, 2005).
Exhibit 24.4(*)	Power of Attorney for Peter R. Huntsman (filed with Amendment No. 1 to this Statement on March 9, 2005).

(*)
Previously filed as an exhibit to this Statement.

 Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 21, 2009	HMP Equity Trust
	By:	/s/ PETER R. HUNTSMAN
	Name:	Peter R. Huntsman
	Title:	Administrative Trustee
Huntsman Family Holdings Company LLC
	By:	/s/ PETER R. HUNTSMAN
	Name:	Peter R. Huntsman
	Title:	Manager
/s/ JON M. HUNTSMAN Jon M. Huntsman
/s/ PETER R. HUNTSMAN Peter R. Huntsman
/s/ DAVID J. MATLIN David J. Matlin
/s/ CHRISTOPHER R. PECHOCK Christopher R. Pechock
MatlinPatterson Global Opportunities Partners L.P.
	By:	MatlinPatterson Global Advisers LLC, its investment adviser
	By:	/s/ MARK R. PATTERSON
	Name:	Mark R. Patterson
	Title:	Chairman

MatlinPatterson Global Opportunities Partners B, L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Chairman
MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Chairman
MatlinPatterson Global Advisers LLC
By:	/s/ ROBERT D. WEISS
Name:	Robert D. Weiss
Title:	General Counsel
MatlinPatterson Asset Management LLC
By:	/s/ ROBERT D. WEISS
Name:	Robert D. Weiss
Title:	General Counsel
MatlinPatterson Global Partners LLC
By:	/s/ ROBERT D. WEISS
Name:	Robert D. Weiss
Title:	General Counsel
MatlinPatterson LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Chairman
/s/ MARK R. PATTERSON Mark R. Patterson

 SCHEDULE A

EXECUTIVE OFFICERS AND MANAGERS
OF
HUNTSMAN FAMILY HOLDINGS COMPANY LLC

        The name and titles of the executive officers and managers of Huntsman Family Holdings Company LLC and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation
Jon M. Huntsman	Chairman of Huntsman Corporation
Karen H. Huntsman	Retired
Peter R. Huntsman	President and CEO of Huntsman Corporation
David H. Huntsman	Self-employed
James H. Huntsman	Self-employed
Paul C. Huntsman	Self-employed
David S. Parkin	Self-employed
Richard R. Durham	Self-employed

A-1

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EXPLANATORY NOTE
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction .
  Item 5. Interests in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
Signatures
  SCHEDULE A
EXECUTIVE OFFICERS AND MANAGERS OF HUNTSMAN FAMILY HOLDINGS COMPANY LLC